LASERSIGHT ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS
             -Provides Q1 Update on Product Performance and Launch-
            -Sales and Shipments for LSX(R) Laser System on Schedule-
              -Announces Management Additions and Changes to Board-

         Winter Park,  FL, (March 27, 2000) - LaserSight  Incorporated  (NASDAQ:
LASE) today announced financial results for the fourth quarter and year ended December 31, 1999. The Company also announced that it will ship this week the first of its state-of-the-art LaserScan LSX(R) refractive laser systems to ophthalmologists in the U.S.

         Revenues for the fourth quarter of 1999 increased approximately 40% to $4.6 million from $3.3 million in the fourth quarter of 1998. The Company reported a net loss of $4.6 million, or $0.26 per share for the fourth quarter of 1999, compared to a net loss of $6.0 million, or $0.46 per share in the same period of 1998.

         Internationally, the Company sold 13 LaserScan LSX excimer laser systems in the fourth quarter of 1999, an increase of over 60% compared to the 8 sold in the fourth quarter of 1998. The Company sold 65 laser systems internationally in 1999, including 14 sales to existing customers, a 30% increase over the 50 total systems sold in 1998.

         For the year ended December 31, 1999, the Company's revenues were $21.7 million, an increase of about 22% from $17.8 million in 1998. The Company reported a net loss for 1999 of $14.4 million, or $0.89 per share, compared to 1998's loss of $15.5 million, or $1.26. In 1998 $3.6 million of the $15.5 million loss reflected the effects of premiums, accretion and conversion discounts on the redemption of Series B Preferred Stock and the issuance of Series C and D Preferred Stock. The average common shares outstanding were 16,207,000 during 1999 compared to 12,272,000 during 1998. The Company's increased loss in 1999 is attributed to costs associated with developing, testing and launching the Company's new MicroShape(TM) family of keratome products and development of the infrastructure necessary to support the introduction of the LaserScan LSX excimer laser system into the U.S. market.

         During the fourth quarter of 1999, the Company received clearance to market the LaserScan LSX excimer laser system in the U.S. The Company stated it remains on track for delivering the first in a series of lasers in the U.S. by the end of the first quarter. The Company has a PMA supplement pending FDA approval for the treatment of astigmatism, and LASIK trials underway for the treatment of hyperopia with astigmatism and mixed astigmatism.

         Michael R. Farris, President and Chief Executive Officer of LaserSight Incorporated, commented, "1999 was a very significant turning point for the Company as we completed the development of several key products and received the necessary approvals to commercially launch these products into the U.S. market. We are seeing our vision unfold as U.S. ophthalmologists purchase LaserSight's state-of-the-art products to perform laser vision correction. The achievement of these milestones provides LaserSight the opportunity to attain profitability in 2000."

         During fiscal 1999, the Company solidified a number of key strategic alliances and initiated several products for launch into the U.S. and international markets. Key highlights for 1999 include:


         o Received FDA approval to market, sell, and distribute its excimer laser system for laser refractive vision correction procedures in the United States.

         o Established a relationship with Becton Dickinson Ophthalmic Systems to exclusively develop, manufacture, and distribute keratome blades for refractive surgery and later in the year expanded this partnership with Becton to enter into an exclusive distribution agreement for LaserSight's MicroShape family of products in the United States, the United Kingdom, Ireland and Japan.

         o Expanded TLC relationship; additional equity investment of $10 million made by TLC Laser Eye Centers, Inc., the largest vision correction corporate centers company in North America.

         o Launched its MicroShape(TM) family of keratome products and blades for sale in the U.S. and internationally. This included the shipment of its UltraEdge(TM) single-use keratome blades manufactured under its agreement with Becton Dickinson in the second quarter, which marked LaserSight's entry into the market for per-procedure laser vision correction products; and, shipment of its ADK UniShaper(TM) single-use keratome in the fourth quarter, with shipments to the U.S. in the first quarter of this year.

                   Q1 Update on Product Performance and Launch

International LaserScan LSX(R)

         The Laserscan LSX international version continues to receive strong endorsements as the system of choice among many surgeons. The Company recently released outside the United States an advanced design to its eyetracking technology and a new software upgrade. These advancements continue to demonstrate the Company's commitment to remain at the forefront in technology features and performance.

         Dr. Jeff Machat, National Medical Director for TLC Laser Eye Centers, commented, "The improvements in the eyetracker, air flow and nomogram for the LaserSight LSX have been substantial. These changes have definitely resulted in much faster visual recovery and better visual results than ever before, even for my severely nearsighted and astigmatic patients."

U.S. LaserScan LSX(R)

         The level of interest in the Laserscan LSX has been very high. Sales and production are on schedule. The Company is planning to continue to accelerate its manufacturing activity to meet the anticipated demand over the coming months. This week the Company will ship the first systems to U.S. ophthalmologists.

         Philip L. Martin, M.D. of Southern Eye Associates, PA, commented, "We are very enthusiastic about this latest state-of-the-art technology platform. I believe that LaserSight's true scanning technology is the platform for the future. The smoothness of the treatment on the patient's eye, the size and precision of the flying spot and the high speed performance of the laserhead will take us into the future with continued advancements for improving quality of vision for our patients. We were one of the first to purchase a broad beam laser in our region of the country. By purchasing a LaserSight Laserscan LSX we have moved beyond second generation technology to third generation state-of-the-art technology."

         "This is truly remarkable technology," commented Stephen A. Updegraff, M.D., FACS, of Updegraff Lasik Vision. Dr. Updegraff continued, "As a colleague of Michiel Kritzinger, M.D., of Visiomed, who has performed over 6,000 surgeries on the international version of the Laserscan LSX, I have watched the evolution of this technology through his experience. His results are remarkable. The proprietary software innovation, the shape and size of the optical zones, the energy per pulse, and the size of the flying spot combines to provide a platform that no other system offers today. As a refractive surgeon focused on providing the highest standard of quality care,
I am anxious to bring this new technology to  my  patients.   I  also  believe
this   platform  is  the  most   effective state-of-the-art design and will
enable us to provide personalized treatments. I look forward to participating in the technology advancements ahead as LaserSight continues to work with ophthalmologists to help raise the standard of care to the communities we serve."

Microkeratome System

         The Company began selling the UniShaper last quarter and received CE Mark approval this month authorizing the Company to begin selling into Europe. The Company expects this product to gradually increase in popularity and demand as the market becomes more confident of its performance as a single-use keratome that to date has only been available in a stainless steel design. The Company recently received clearance from the FDA to market its own stainless steel durable keratome, the UltraShaper (TM) and expects to begin shipments of this device in the second quarter. The MicroShape System is comprised of the UlraEdge keratome blades, the UniShaper single use keratome, the UltraShaper reusable keratome and are interchangeable to the same control console making this the only system of its kind.

         Dr. Anthony Economou, D.O., an Ophthalmologist with the TLC Center in Tulsa and also a clinical investigator in the LaserScan LSX LASIK clinical trial, commented, "I am very pleased and impressed with the performance of the UniShaper single use keratome. I have now used the device on over 40 eyes with absolutely zero complications. There are obvious advantages in that the device is pre-packaged sterile and pre-assembled reducing the risks associated with each unit requiring assembly prior to each surgery. The blade is already inserted and measured for accuracy. The units are 100% inspected and completely sterilized. I have been extremely pleased with the consistent performance of the device, the smoothness of the stromal bed and the cleanliness of the surgical interface. The interface actually appears cleaner than the interface when I use the stainless steel keratome of other manufacturers."

         Blade sales for keratomes have remained strong during the first quarter. Additional blades for other types of keratomes are scheduled to be launched in the second quarter of this year for sale in the third quarter. The Company also stated it anticipates releasing its UltraShaper durable keratomes and blades in time for shipments to occur next quarter.

             Management Additions and Changes to Board of Directors

         The Company is pleased to announce  the naming of Mr.  Michael
Litscher to the position of Chief Operating Officer. Mr. Litscher, 53, has 25 years of experience directing operations for companies in medical devices and high volume medical disposables. In his most recent position Mr. Litscher was General Manager and Vice President of the Frantz Tool and Design division of Frantz Medical Group, responsible for the business management and manufacturing operations of the Division. Mr. Litscher began his career with General Electric Medical Systems where he became responsible for all plant and manufacturing operations for the MRI business team. Following this position, he was Manager, New Products Manufacturing for Coulter Corporation, where he was responsible for all areas of manufacturing involved in the introduction of the Company's new hematology products. Mr. Litscher graduated from the University of Arizona, Tuscon, with a B.S. in Aerospace Engineering, and has an M.B.A. from the University of Wisconsin.

         Additionally, Ms. Juliet Tammenoms Bakker, a Senior Vice President of Pequot Capital Management, Inc., has resigned as a Director on the LaserSight Board. Mr. Litscher will join the Company's Board of Directors.

         Ms. Tammenoms Bakker, who has served on the LaserSight Board since 1998, commented, "I am confident in management's ability to capitalize on the outstanding opportunities in the laser vision correction industry. LaserSight has concluded significant operational and strategic milestones over the past two years. It is now time that I return to other duties in the Pequot portfolio. The Company is in a favorable position to grow its business in the U.S. and has a strong team in place to achieve the next milestones."

         Michael R. Farris, Chief Executive Officer, commented, "Ms. Tammenoms Bakker has provided valuable contribution to the board of LaserSight. On behalf of the Board of Directors I would like to express our appreciation for her dedication and contributions made over the last two years. At a very critical time in the history of LaserSight, Pequot Capital Management, Inc. expressed a vote of confidence through its investment in the Company. I am also very pleased with the appointment of Mr. Litscher to the Board of Directors and as the Chief Operating Officer of the Company. We have moved to the next level of development and the talents and experience of Mr. Litscher will be of great importance in the days ahead."

         LaserSight Incorporated provides quality technology solutions for laser refractive surgery and other innovative applications, mainly in the vision correction industry. The Company sells its products in more than 30 countries. In the United States, LaserSight's refractive scanning laser
system has a pending   pre-market   approval   application   with  the  U.S.
Food and Drug Administration and is not yet commercially available in this market.

         This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue and commercialization of products, which involves risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

                The following are selected financial results for

                            LASERSIGHT INCORPORATED

                      (In thousands, except per share data)

                               THREE MONTHS ENDED            YEAR ENDED
                              12/31/99    12/31/98      12/31/99    12/31/98
                              --------    --------      --------    --------

Total Revenues                $ 4,637     $ 3,303        $21,728     $17,756
Cost of Revenues                2,561       1,789          9,777       6,346
Gross Profit                    2,076       1,514         11,951      11,410
Research, Development and
  Regulatory                      883       1,356          3,140       3,841
Selling, General and
  Administrative                6,035       5,893         23,913      19,030
Loss from Operations           (4,842)     (5,735)       (15,102)    (11,461)
Other Income (Expense)            212        (283)           678        (189)
Income Tax Expense                 --          --             --        (232)
Net Loss                       (4,630)     (6,018)       (14,424)    (11,882)
Preferred Stock Accretions/
  Dividends and Conversion
  Discounts                        --          --             --      (3,611)
Loss Attributable to Common
  Shareholders                 (4,630)     (6,018)       (14,424)    (15,493)
Loss per Common Share -
  Basic and Diluted           $ (0.26)    $ (0.46)       $ (0.89)    $ (1.26)
Weighted Average Number of
  Shares Outstanding           17,752      13,173         16,207      12,272

SELECTED BALANCE SHEET DATA (in 000s):

                                 December 31, 1999       December 31, 1998
                                 -----------------       -----------------

Cash and Cash Equivalents            $ 11,248                $ 4,438
Accounts and Notes Receivable
  (Current), Net                       10,501                  9,418
Total Current Assets                   30,632                 22,717
Total Current Liabilities               8,984                  7,842
Long-Term Obligations                     100                    560
Stockholders' Equity                   39,578                 34,015